UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Establishment of Subsidiary for Issuance of “Non-dilutive” Preferred Securities

Tokyo, July 31, 2008 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to establish a wholly owned subsidiary, MUFG Capital Finance 7 Limited, in the Cayman Islands in order to issue preferred securities (“Non-dilutive Preferred Securities”) so as to enhance the flexibility of its future capital management.

The general terms of the Non-dilutive Preferred Securities are as described below, and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

Issuer	MUFG Capital Finance 7 Limited
A special purpose subsidiary to be newly established in the Cayman Islands under the laws of the Cayman Islands, and in which our Company will have 100% voting rights.

Type of Security	Japanese Yen-denominated non-cumulative perpetual preferred securities
No right to convert into MUFG’s common shares is granted.

Issue Amount	To be determined, taking market demand into consideration, with an amount of 200 billion Japanese Yen for the above securities. (up to a maximum amount of 230 billion Japanese Yen)

Dividends	Undecided

Use of Proceeds	To be provided to MUFG’s consolidated subsidiaries, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation, in order to strengthen their capital bases.

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, effectively, junior to the general creditors and subordinated creditors of MUFG, senior to the MUFG’s common shares, and pari passu with MUFG’s preferred shares.

Method of Offering	Private placements to qualified institutional investors in Japan

Note: The implementation of the proposed transactions is subject to valid notifications and approvals based on applicable laws and regulations.

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release has been prepared for the purpose of publicly announcing MUFG’s acquisition of subsidiary shares in connection with the issuance of preferred securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.